Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

By Electronic Mail

June 27, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 27, 2018 The Nasdaq Stock Market (the "Exchange") received from HL Acquisitions Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Units, each consisting of one ordinary share, one right and one warrant

Ordinary shares, no par value

Rights to receive one-tenth (1/10) of an ordinary share

Warrants, exercisable for ordinary shares at an exercise price of $11.50 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts